SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549
                          ------------------------

                               Schedule 14D-1
                           Tender Offer Statement
                    (Amendment No. 28 - Final Amendment)
                                Pursuant to
          Section 14(d)(1) of the Securities Exchange Act of 1934
                                    and
                              Amendment No. 38
                                     to
                               Schedule 13D+
                                    and
                              Amendment No. 15
                                     to
                               Schedule 13D++
                                    and
                              Schedule 13D+++
                           ----------------------

                                Conrail Inc.
                         (Name of Subject Company)

                              CSX Corporation
                        Norfolk Southern Corporation
                          Green Acquisition Corp.
                                 (Bidders)

                  Common Stock, Par Value $1.00 Per Share
                       (Title of Class of Securities)

                                208368 10 0
                   (CUSIP Number of Class of Securities)

    Series A ESOP Convertible Junior Preferred Stock, Without Par Value
                       (Title of Class of Securities)

                               Not Available
                   (CUSIP Number of Class of Securities)

              Mark G. Aron                        James C. Bishop, Jr.
            CSX Corporation                  Norfolk Southern Corporation
           One James Center                     Three Commercial Place
         901 East Cary Street                  Norfolk, Virginia  23510
    Richmond, Virginia  23219-4031            Telephone:  (757) 629-2750
      Telephone: (804) 782-1400
               (Name, Address and Telephone Number of Person
   Authorized to Receive Notices and Communications on Behalf of Bidder)

                              With a copy to:
        Pamela S. Seymon                       Randall H. Doud
  Wachtell, Lipton, Rosen & Katz      Skadden, Arps, Slate, Meagher & Flom LLP
       51 West 52nd Street                     919 Third Avenue
     New York, New York  10019             New York, New York  10022
    Telephone:  (212) 403-1000             Telephone:  (212) 735-3000

----------------------
+   of CSX Corporation and Green Acquisition Corp.
++  of Norfolk Southern Corporation
+++ of CRR Holdings LLC



                                    SCHEDULE 14D-1

CUSIP No. 208368 10 0

---------------------------------------------------------------------------
    1        NAMES OF REPORTING PERSONS
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             NORFOLK SOUTHERN CORPORATION (E.I.N.: 52-1188014)
---------------------------------------------------------------------------
    2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (a) [X]
                                                                 (b) [ ]
---------------------------------------------------------------------------
    3        SEC USE ONLY
---------------------------------------------------------------------------
    4        SOURCE OF FUNDS
             BK, WC, OO
---------------------------------------------------------------------------
    5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(e) or 2(f)                     [  ]
---------------------------------------------------------------------------
    6        CITIZENSHIP OR PLACE OF ORGANIZATION

             VIRGINIA
---------------------------------------------------------------------------
    7        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
             REPORTING PERSON

             83,382,513 Common Shares
---------------------------------------------------------------------------
    8        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES
             CERTAIN SHARES                                    [  ]
---------------------------------------------------------------------------
    9        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

             96%
---------------------------------------------------------------------------
    10       REPORTING PERSON

             HC and CO
---------------------------------------------------------------------------


                                    SCHEDULE 14D-1

CUSIP No. 208368 10 0

---------------------------------------------------------------------------
    1        NAMES OF REPORTING PERSONS
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             ATLANTIC ACQUISITION CORPORATION (E.I.N. 54-1823555)
---------------------------------------------------------------------------
    2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a) [X]
                                                               (b) [ ]
---------------------------------------------------------------------------
    3        SEC USE ONLY
---------------------------------------------------------------------------
    4        SOURCE OF FUNDS
             AF
---------------------------------------------------------------------------
    5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(e) or 2(f)                    [  ]
---------------------------------------------------------------------------
    6        CITIZENSHIP OR PLACE OF ORGANIZATION

             PENNSYLVANIA
---------------------------------------------------------------------------
    7        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
             REPORTING PERSON

             0
---------------------------------------------------------------------------
    8        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES
             CERTAIN SHARES                                   [  ]
---------------------------------------------------------------------------
    9        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

             0%
---------------------------------------------------------------------------
    10       REPORTING PERSON

             CO
---------------------------------------------------------------------------


                                        SCHEDULE 14D-1

CUSIP No. 208368 10 0


---------------------------------------------------------------------------
     1        NAMES OF REPORTING PERSONS
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              CSX CORPORATION
---------------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (a) [X]
                                                                  (b) [ ]
---------------------------------------------------------------------------
     3        SEC USE ONLY
---------------------------------------------------------------------------
     4        SOURCE OF FUNDS
              BK, WC, OO
---------------------------------------------------------------------------
     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEMS 2(e) or 2(f)                      [  ]
---------------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              VIRGINIA
---------------------------------------------------------------------------
     7        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
              REPORTING PERSON
              83,382,513 Common Shares
---------------------------------------------------------------------------
     8        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES
              CERTAIN SHARES                                     [  ]
---------------------------------------------------------------------------
     9        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)
              96%
---------------------------------------------------------------------------
    10        REPORTING PERSON

              HC and CO
---------------------------------------------------------------------------


                                        SCHEDULE 14D-1

CUSIP No. 208368 10 0


---------------------------------------------------------------------------
     1        NAMES OF REPORTING PERSONS
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              GREEN ACQUISITION CORPORATION
---------------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a) [X]
                                                                (b) [ ]
---------------------------------------------------------------------------
     3        SEC USE ONLY
---------------------------------------------------------------------------
     4        SOURCE OF FUNDS
              AF
---------------------------------------------------------------------------
     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEMS 2(e) or 2(f)                    [  ]
---------------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              PENNSYLVANIA
---------------------------------------------------------------------------
     7        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
              REPORTING PERSON
              83,382,413 Common Shares
---------------------------------------------------------------------------
     8        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES
              CERTAIN SHARES                                   [  ]
---------------------------------------------------------------------------
     9        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)
              96%
---------------------------------------------------------------------------
    10        REPORTING PERSON

              CO
---------------------------------------------------------------------------


                                        SCHEDULE 14D-1

CUSIP No. 208368 10 0

---------------------------------------------------------------------------
     1         NAMES OF REPORTING PERSONS
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               CRR HOLDINGS LLC
---------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a) [X]
                                                                 (b) [ ]
---------------------------------------------------------------------------
     3         SEC USE ONLY
---------------------------------------------------------------------------
     4         SOURCE OF FUNDS
               AF
---------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEMS 2(e) or 2(f)                    [  ]
---------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

               DELAWARE
---------------------------------------------------------------------------
     7         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
               REPORTING PERSON
               83,382,413 Common Shares
---------------------------------------------------------------------------
     8         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES
               CERTAIN SHARES                                    [  ]
---------------------------------------------------------------------------
     9         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)
               96%
---------------------------------------------------------------------------
     10        REPORTING PERSON

               OO
---------------------------------------------------------------------------





        This Statement amends and supplements the Tender Offer Statement on
Schedule 14D-1 filed with the Securities and Exchange Commission (the "SEC") on December 6, 1996, as previously amended and supplemented (the "Schedule 14D-1"), by Green Acquisition Corp. ("Purchaser"), a Pennsylvania corporation, CSX Corporation, a Virginia corporation ("Parent" or "CSX"), and Norfolk Southern Corporation, a Virginia corporation ("NSC"), to purchase all shares of (i) Common Stock, par value $1.00 per share (the "Common Shares"), and (ii) Series A ESOP Convertible Junior Preferred Stock, without par value (together with the Common Shares, the "Shares"), of Conrail Inc., a Pennsylvania corporation (the "Company"), including, in each case, the associated common stock purchase rights, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 6, 1996, the Supplement thereto, dated December 19, 1996 (the "First Supplement"), the Second Supplement thereto, dated March 7, 1997 (the "Second Supplement"), and the Third Supplement thereto, dated April 10, 1997 (the "Third Supplement"), and the related Letters of Transmittal (which, together with any amendments or supplements thereto, constitute the "Second Offer") at a purchase price of $115 per Share, net to the tendering shareholder in cash. Capitalized terms used and not defined herein shall have the meanings assigned such terms in the Offer to Purchase, the First Supplement, the Second Supplement, the Third Supplement and the Schedule 14D-1.

ITEM 6.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

        Item 6 is hereby amended and supplemented by the following:

        (a)-(b) Following expiration of the Second Offer at 5:00 p.m., New York City time, on May 23, 1997, Purchaser accepted for payment all Shares validly tendered pursuant to the Second Offer. Purchaser has been informed by the Depositary that 57,407,389 Shares (including 8,937,900 Shares tendered pursuant to guaranteed delivery procedures), representing approximately 94% of Shares not already owned by CSX and NSC, were tendered pursuant to the Second Offer. A copy of the press release issued by NSC and CSX on May 27, 1997 relating to the completion of the Second Offer is filed as Exhibit (a)(42) hereto and is incorporated herein by reference.

ITEM 11.  MATERIAL TO BE FILED AS EXHIBITS.

        Item 11 is hereby amended and supplemented by the following:

        (a)(42)  Text of Press Release issued by NSC and CSX on May 27, 1997.



                                 SIGNATURE

        After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                     CSX CORPORATION


                                     By:  /s/ MARK G. ARON
                                     Name:  Mark G. Aron
                                     Title: Executive Vice President --
                                            Law and Public Affairs

Dated:  May 27, 1997



                                 SIGNATURE

        After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                     NORFOLK SOUTHERN CORPORATION


                                     By:  /s/ JAMES C. BISHOP, JR.
                                     Name:  James C. Bishop, Jr.
                                     Title: Executive Vice President-Law


Dated:  May 27, 1997



                                 SIGNATURE

        After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                     ATLANTIC ACQUISITION CORPORATION


                                     By:  /s/ JAMES C. BISHOP, JR.
                                     Name:  James C. Bishop, Jr.
                                     Title: Vice President and
                                            General Counsel

Dated:  May 27, 1997



                                 SIGNATURE

        After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                     GREEN ACQUISITION CORP.


                                     By:  /s/ MARK G. ARON
                                     Name:  Mark G. Aron
                                     Title: Vice President

Dated:  May 27, 1997



                                 SIGNATURE

        After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                     CRR HOLDINGS LLC


                                     By:  /s/ JAMES C. BISHOP, JR.
                                     Name:  James C. Bishop, Jr.
                                     Title: Vice President

Dated:  May 27, 1997



                               EXHIBIT INDEX


Exhibit
  No.

*(a)(1)   Offer to Purchase, dated December 6, 1996.
*(a)(2)   Letter of Transmittal.
*(a)(3)   Notice of Guaranteed Delivery.
*(a)(4) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
*(a)(5) Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
*(a)(6) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.
*(a)(7)   Tender Offer Instructions for Participants of Conrail Inc.
          Dividend Reinvestment Plan.
*(a)(8)   Text of Press Release issued by Parent and the Company on
          December 6, 1996.
*(a)(9)   Form of Summary Advertisement, dated December 6, 1996.
*(a)(10) Text of Press Release issued by Parent on December 5, 1996. *(a)(11) Text of Press Release issued by Parent and the Company on
          December 10, 1996.
*(a)(12) Text of Advertisement published by Parent and the Company on December 10, 1996.
*(a)(13) Text of Press Release issued by Parent on December 11, 1996. *(a)(14) Text of Advertisement published by Parent and the Company on
          December 12, 1996.
*(a)(15)  Supplement to Offer to Purchase, dated December 19, 1996.
*(a)(16)  Revised Letter of Transmittal.
*(a)(17)  Revised Notice of Guaranteed Delivery.
*(a)(18)  Text of Press Release issued by Parent and the Company on
          December 19, 1996.
*(a)(19) Letter from Parent to shareholders of the Company, dated December 19, 1996.
*(a)(20) Text of Press Release issued by Parent on December 20, 1996. *(a)(21) Text of Press Release issued by Parent and the Company on January
          9, 1997.
*(a)(22) Text of Press Release issued by Parent and the Company on January 13, 1997.
*(a)(23) Text of Press Release issued by Parent and the Company on January 15, 1997.
*(a)(24)  Text of Press Release issued by Parent on January 17, 1997.
 (a)(25)  Deleted.
*(a)(26)  Text of Letter issued by Parent and the Company dated January 22,
          1997.
*(a)(27) Text of Advertisement published by Parent and the Company on January 29, 1997.
*(a)(28) Text of Press Release issued by Parent and the Company on January 31, 1997.
*(a)(29) Text of Press Release issued by Parent on February 14, 1997. *(a)(30) Text of Press Release issued by Parent on March 3, 1997.
*(a)(31) Second Supplement to Offer to Purchase, dated March 7, 1997. *(a)(32) Revised Letter of Transmittal.
*(a)(33)  Revised Notice of Guaranteed Delivery.
*(a)(34)  Text of Press Release issued by Parent on March 7, 1997.
*(a)(35)  Form of Summary Advertisement, dated March 10, 1997.
*(a)(36)  Letter from Parent to employees of the Company, published on
          March 12, 1997.
*(a)(37) Text of Press Release issued by CSX and NSC on April 8, 1997. *(a)(38) Third Supplement to Offer to Purchase, dated April 10, 1997. *(a)(39) Revised Letter of Transmittal circulated with the Third Supplement. *(a)(40) Revised Notice of Guaranteed Delivery circulated with the Third
          Supplement.
*(a)(41)  Text of Press Release issued by NSC and CPRC on May 14, 1997.
 (a)(42)  Text of Press Release issued by NSC and CSX on May 27, 1997.
*(b)(1) Credit Agreement, dated November 15, 1996 (incorporated by reference to Exhibit (b)(2) to Parent and Purchaser's Tender
          Offer Statement on Schedule 14D-1, as amended, dated October 16,
          1996).
*(b)(2)   Credit Agreement, dated as of February 10, 1997, by and among
          NSC, Morgan Guaranty Trust Company of New York, as administrative agent, Merrill Lynch Capital Corporation, as documentation agent, and the banks from time to time parties thereto (incorporated by reference to NSC's and Atlantic Acquisition Corporation's Tender Offer Statement on Schedule 14D-1, dated February 12, 1997).
*(b)(3) Commitment Letter, dated April 22, 1997, among Morgan Guaranty Trust Company of New York, J.P. Morgan Securities Inc., Merrill Lynch Capital Corporation, Merrill Lynch & Co. and Norfolk
          Southern Corporation.
*(c)(1)   Agreement and Plan of Merger, dated as of October 14, 1996, by and among Parent, Purchaser and the Company (incorporated by reference to Exhibit (c)(1) to Parent and Purchaser's Tender
          Offer Statement on Schedule 14D-1, as amended, dated October 16,
          1996).
*(c)(2) Company Stock Option Agreement, dated as of October 14, 1996, between Parent and the Company (incorporated by reference to Exhibit (c)(2) to Parent and Purchaser's Tender Offer Statement
          on Schedule 14D-1, as amended, dated October 16, 1996).
*(c)(3) Parent Stock Option Agreement, dated as of October 14, 1996, between Parent and the Company (incorporated by reference to Exhibit (c)(3) to Parent and Purchaser's Tender Offer Statement
          on Schedule 14D-1, as amended, dated October 16, 1996).
*(c)(4)   Voting Trust Agreement, dated as of October 15, 1996, by and among Parent, Purchaser and Deposit Guaranty National Bank (incorporated by reference to Exhibit (c)(4) to Parent and Purchaser's Tender Offer Statement on Schedule 14D-1, as amended, dated October 16, 1996).
*(c)(5) First Amendment to Agreement and Plan of Merger, dated as of November 5, 1996, by and among Parent, Purchaser and the Company (incorporated by reference to Exhibit (c)(7) to Parent and Purchaser's Tender Offer Statement on Schedule 14D-1, as amended, dated October 16, 1996).
*(c)(6) Second Amendment to Agreement and Plan of Merger, dated as of December 18, 1996, by and among Parent, Purchaser and the
          Company.
*(c)(7)   Form of Amended and Restated Voting Trust Agreement.
 (c)(8)   Deleted.
*(c)(9) Text of STB Decision No. 5 of STB Finance Docket No. 33220, dated January 8, 1997.
 (c)(10)  Deleted.
*(c)(11) Text of opinion of Judge Donald VanArtsdalen of the United States District Court for the Eastern District of Pennsylvania as delivered from the bench on January 9, 1997.
*(c)(12) Third Amendment to Agreement and Plan of Merger, dated as of March 7, 1997, by and among Parent, Purchaser and the Company.
*(c)(13)  Form of Amended and Restated Voting Trust Agreement.
*(c)(14)  Letter Agreement between CSX and NSC, dated April 8, 1997.
*(c)(15) Fourth Amendment to Agreement and Plan of Merger, dated as of April 8, 1997, by and among CSX, Purchaser and the Company.
*(c)(16)  Letter from the Honorable Vernon A. Williams, dated May 8, 1997.
 (d)      Not applicable.
 (e)      Not applicable.
 (f)      Not applicable.

------------
*  Previously filed.